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MAR 03 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babcock & Brown Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 River Road
(No. and Street)

Cos Cob	Connecticut	06807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Cohane 203-862-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, PC
(Name – *if individual, state last, first, middle name*)

250 Pehle Avenue, Suite 601	Saddle Brook	New Jersey	07663
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Dickey Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babcock & Brown Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Managing Director

Title

Notary Public

My Commission expires Aug 31, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BABCOCK & BROWN SECURITIES
29 RIVER ROAD, SUITE 102, COS COB, CT 06807

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

CONTENTS

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Babcock & Brown Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Babcock & Brown Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

Saddle Brook, New Jersey
March 1, 2021

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets:	
Cash and cash equivalents	$331,261
Receivables, net (Notes 2 and 6)	1,693,899
Due from affiliate	19,938
Other assets	5,243
Total Assets	$2,050,341
Liabilities and Member's Equity:	
Due to affiliate	$35,641
Total Liabilities	35,641
Contingency	
Member's Equity	2,014,700
Total Liabilities and Member's Equity	$2,050,341

See accompanying notes to financial statement

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Babcock & Brown Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation. The Company is a single-member Connecticut limited liability company wholly-owned by Burnham Holdings LLC ("BH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers" ("ASC 606"). Revenue is recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract (ii) identify the performance obligations (iii) determine the transaction price (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

Refer to Note 3 "Revenue from Contracts with Customers" for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

NOTES TO FINANCIAL STATEMENT

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2020, consisted of two bank accounts held in the commercial banking affiliate of a US brokerage firm.

Receivables

On January 1, 2020, the Company adopted ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)", along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company's assets within the scope of ASU 2016-13 include receivables on the Company's statement of financial condition. The Company adopted the standard using the modified-retrospective approach as of the effective date. The Company evaluated the new guidance and its adoption did not have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoptions was not necessary. There is no change to the Company's accounting policies.

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the terms of the receivable. The discounts reduce both the receivables and revenue recognized. The discounts are amortized and recognized as interest income over the term of the receivables and are reported as interest income-receivables in the statement of operations.

The Company provides an allowance for credit losses based on a variety of factors including the age of past due accounts, economic trends and conditions affecting the Company's customer base, historical collection experience, and an assessment of the entity's ability to pay. Specific provisions are recorded for individual receivables when the Company becomes aware of a customer's inability to meet its financial obligations.

The COVID 19 pandemic has had an adverse effect on the Company's largest receivable, Avianca Holdings SA ("AVH"). On May 10, 2020 AVH filed for Chapter 11 bankruptcy protection. As of December 31, 2020, the Company reserved $1,561,807 as allowance for credit losses as a result. See Note 6.

NOTES TO FINANCIAL STATEMENT

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of BH. As such, income taxes have not been provided, as BH is liable for taxes, if any, on its share of the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. BH is subject to federal and state income tax examinations by tax authorities for tax years 2016 through 2020.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Leases

The Company accounts for leases in accordance with FASB ASC 842, "Leases." The Standard requires that, for leases longer than one year, a lessee recognize in the statement of financial condition a right- of-use ("ROU") asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right- of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense. In addition, this Standard requires expanded disclosures about the nature and terms of lease agreements. Based on a review of the terms of the existing sublease (see Note 7), the Company

determined that the ROU asset and the related liability were not material and were not recorded.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Costs

Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. These contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 15 to 1. At December 31, 2020, the Company's net capital was $293,853 which is $288,853 in excess of its required minimum net capital of $5,000.

5. CONCENTRATION OF CREDIT RISK

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with two financial institutions which, at times, may exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. At December 31, 2020, the Company did not have an excess of insured limits.

Receivables

At December 31, 2020, three clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 58%.

6. RECEIVABLES, NET

Receivables consist of the following at December 31, 2020:

Promissory note receivable	$554,000
Accounts receivable	1,269,423
Less: discount on accounts receivable	(129,524)
Receivables, net	$1,693,899

The note receivable was issued on December 24, 2014 and bears interest at the twelve month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable represents transaction compensation as of December 31, 2020 (from transactions that have closed in prior years) that is paid to the Company over time in scheduled periodic installments. The latest installment is in November 2027, and the weighted average discount rate used was approximately 5.36%.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. As of December 31, 2020, the Company owed BSC $35,641 for amounts billed under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. The Company is allocated these amounts when they are billed by BSC. At December 31, 2020, the Company was owed $19,938 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $500 per month. The lease expires on June 30, 2021 unless terminated by either party as described in the lease.

NOTES TO FINANCIAL STATEMENT

8. CONTINGENCY

From time to time the Company can be subject to claims and/or become a party to legal proceedings that arise in the normal course of business. The Company does not believe that as of December 31, 2020 it has any matters that will have a material adverse effect on its financial condition, results of operations or cash flow.

9. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through March 1, 2021, the date that the accompanying financial statements were available to be issued.

The ongoing Covid-19 pandemic has had an adverse effect on the Company's industry and the market in which it operates. As a result of the spread of the Coronavirus, economic uncertainties have arisen which negatively impacted its receivables. Based on the Company's current operations and despite the bankruptcy of AVH, the Company's cash receipts will be sufficient to cover expenses through March 1, 2022. Other financial impacts could occur through such potential impacts are unknown at this time. As this crisis has unfolded, the Company has continued to monitor conditions and adapt its operations to meet federal, state and local standards.